Butterfield Reports Second Quarter 2019 Results

•	Net income of $38.6 million, or $0.72 per share and core net income[1] of $51.1 million, or $0.95 per share;

•	Return on average common equity of 17.1% and core return on average tangible common equity[1] of 24.6%;

•	Previously announced acquisition of ABN AMRO (Channel Islands) Limited closed on July 15, 2019;

•	Board declares a dividend for the quarter ended June 30, 2019 of $0.44 per share.

Hamilton, Bermuda - July 23, 2019: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the second quarter ended June 30, 2019.
Net income for the second quarter was $38.6 million or $0.72 per diluted common share, compared to $52.1 million or $0.96 per common share for the previous quarter and $49.7 million, or $0.89 per common share in the second quarter of 2018. Second quarter core net income1 was $51.1 million, or $0.95 per diluted common share, compared to $51.7 million, or $0.95 per diluted common share, in the previous quarter and $51.7 million, or $0.93 per diluted common share, for the second quarter of 2018. Net income in the quarter was negatively impacted by a number of cost restructuring initiatives.
The core return on average tangible common equity1 for the second quarter of 2019 was 24.6%, compared to 25.6% for the previous quarter and 27.6% for second quarter of 2018. The core efficiency ratio1 for the second quarter of 2019 was 60.3% compared with 60.1% in the previous quarter and 59.0% in the second quarter of 2018.
"Butterfield delivered strong financial results in the second quarter of 2019, with increasing non-interest income, growth in investments and continued expense management," said Michael Collins, Butterfield's Chairman and Chief Executive Officer. "We continue to focus on maintaining industry leading profitability throughout the interest rate cycle and have taken demonstrable actions with improving operating leverage, capital management and growth through acquisitions. Last week we announced the closing of the ABN AMRO (Channel Islands) acquisition and are very pleased with the closing process and the quality of new employees and customers to Butterfield in Guernsey. We expect the full operational integration of banking platforms to take up to 12 months. Importantly, this acquisition will elevate Butterfield’s stature and growth prospects in the Channel Islands and, as a consequence of our larger presence, we expect to achieve market synergies and consolidation benefits. We remain committed to disciplined and balanced capital management and believe the combined dividend and share-buyback represent an attractive and sustainable return profile for our shareholders."

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures. 1

Net interest income (“NII”) for the second quarter of 2019 was $85.2 million, a decrease of $2.8 million compared with NII of $88.0 million in the previous quarter and $87.4 million in the second quarter of 2018. The decrease in NII in the second quarter of 2019 compared to the prior quarter was due primarily to lower short-term and reinvestment market rates, while customer deposit levels remained stable.
Net interest margin (“NIM”) for the second quarter of 2019 was 3.18%, a decrease of 13 basis point from the NIM of 3.31% in the previous quarter and down 2 basis points from the NIM of 3.20% in the second quarter of 2018. NIM declined in the second quarter of 2019 compared to the prior quarter due to new, lower margin foreign currency deposits in the Channel Islands, lower US dollar interest rates and marginally higher costs from term deposits.
Non-interest income was $44.2 million for the second quarter of 2019, compared with $43.4 million in the previous quarter and $41.9 million in the second quarter of 2018. The increase over the prior quarter was attributable primarily to higher banking revenue due to increased credit card fee income and, improved asset management, trust and custody services fees.
Non-interest expenses were $91.7 million in the second quarter of 2019 compared to $80.9 million in the previous quarter and $78.2 million in the second quarter of 2018. Core non-interest expenses1 were $79.2 million in the second quarter of 2019, compared with $80.3 million in the previous quarter and $77.7 million in the second quarter of 2018. Non-interest expenses were elevated in the second quarter of 2019 due to the closure of a bank branch in Bermuda, a voluntary early retirement program and the costs associated with the departure of a former senior group executive.

Capital Management
The current total regulatory capital ratio as at June 30, 2019 was 22.7% as calculated under Basel III, compared to 22.4% as at December 31, 2018. Both of these ratios are significantly above regulatory requirements applicable to the Bank.
The Bank adheres to a disciplined and balanced capital return policy. The Board declared an interim dividend of $0.44 per common share to be paid on August 16, 2019 to shareholders of record on August 5, 2019. During the second quarter of 2019, Butterfield repurchased 340,000 common shares at an average price $36.92. Butterfield has 0.8 million common shares remaining for repurchase under the Bank's current share repurchase plan authorization. Following the announcement of the ABN AMRO (Channel Islands) Limited acquisition on April 25, 2019, the Bank paused its share buyback activity and intends to resume common share repurchases later in the year, subject to market conditions.

ANALYSIS AND DISCUSSION OF SECOND QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	June 30, 2019	March 31, 2019	June 30, 2018
Non-interest income	44.2	43.4	41.9
Net interest income before provision for credit losses	85.2	88.0	87.4
Total net revenue before provision for credit losses and other gains (losses)	129.4	131.4	129.3
Provision for credit losses	0.9	—	0.5
Total other gains (losses)	0.2	1.8	(1.6)
Total net revenue	130.5	133.1	128.3
Non-interest expenses	(91.7)	(80.9)	(78.2)
Total net income before taxes	38.8	52.2	50.1
Income tax expense	(0.2)	(0.1)	(0.3)
Net income	38.6	52.1	49.7

Net earnings per share
Basic	0.73	0.97	0.90
Diluted	0.72	0.96	0.89

Per diluted share impact of other non-core items [1]	0.23	(0.01)	0.04
Core earnings per share on a fully diluted basis [1]	0.95	0.95	0.93

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	53,547	54,229	55,904

Key financial ratios
Return on common equity	17.1%	23.7%	23.9%
Core return on average tangible common equity [1]	24.6%	25.6%	27.6%
Return on average assets	1.4%	1.9%	1.8%
Net interest margin	3.18%	3.31%	3.20%
Core efficiency ratio [1]	60.3%	60.1%	59.0%

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	June 30, 2019	December 31, 2018
Cash due from banks	2,011	2,054
Securities purchased under agreement to resell	166	27
Short-term investments	163	52
Investments in securities	4,524	4,255
Loans, net of allowance for credit losses	4,000	4,044
Premises, equipment and computer software	155	158
Goodwill and intangibles	72	75
Other assets	137	108
Total assets	11,229	10,773

Total deposits	9,852	9,452
Other liabilities	305	295
Long-term debt	143	143
Total liabilities	10,300	9,891
Common shareholders’ equity	929	882
Total shareholders' equity	929	882
Total liabilities and shareholders' equity	11,229	10,773

Key Balance Sheet Ratios:	June 30, 2019	December 31, 2018
Common equity tier 1 capital ratio	20.1%	19.6%
Tier 1 capital ratio	20.1%	19.6%
Total capital ratio	22.7%	22.4%
Leverage ratio	7.3%	7.6%
Risk-Weighted Assets (in $ millions)	4,233.3	4,321.4
Risk-Weighted Assets / Total Assets	37.7%	40.1%
Tangible common equity ratio	7.7%	7.5%
Non-accrual loans/gross loans	1.4%	1.2%
Non-performing assets/total assets	0.4%	0.4%
Total coverage ratio	43.1%	51.6%
Specific coverage ratio	30.0%	30.6%

QUARTER ENDED JUNE 30, 2019 COMPARED WITH THE QUARTER ENDED MARCH 31, 2019
Net Income
Net income for the quarter ended June 30, 2019 was $38.6 million, down $13.5 million from $52.1 million in the prior quarter.
The $13.5 million decrease in net income in the quarter ended June 30, 2019 over the previous quarter was due principally to the following:

•	$9.3 million increase in staff-related costs due to cost restructuring initiatives in Bermuda and the Channel Islands and costs associated with the departure of a senior executive;

•	$1.1 million increase in interest expense on deposits due principally to higher volumes and rates of term deposits;

•	$1.7 million decrease in interest income on deposits with banks due principally to lower US Dollar market rates and underlying currency mix of customer deposits;

•	$1.6 million decrease in total gain/losses due principally to gains realized on the liquidation settlement from a former investment in a SIV in the first quarter of 2019;

•	$0.9 million decrease in provision for credit losses, due principally to a larger release in the current quarter when compared to the prior quarter;

•	$0.9 million increase in banking fees due to both higher transactional volumes of credit card transactions and improved interchange rates; and

•
$1.5 million increase in the remaining non-interest expense items, due principally to higher technology, property, and professional services expenses related to the timing of projects and acquisition-related costs.

Non-Core Items1
Non-core items resulted in expenses of $12.5 million in the quarter ended June 30, 2019, which caused an unfavorable impact of $12.9 million from net gains of $0.4 million in the prior quarter. Non-core items for the period comprised principally the cost restructuring initiatives in Bermuda and the Channel Islands, costs associated with the departure of a senior executive and acquisition-related expenses.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT JUNE 30, 2019 COMPARED WITH DECEMBER 31, 2018
Total Assets
Total assets of the Bank were $11.2 billion at June 30, 2019, an increase of $0.5 billion from December 31, 2018. The Bank maintained a highly liquid position at June 30, 2019, with $6.9 billion of cash and demand deposits with banks, reverse repurchase agreements and short and long-term investments representing 61.1% of total assets, compared with 59.3% at December 31, 2018.
Loans Receivable
The loan portfolio totaled $4.0 billion at June 30, 2019, which was flat compared to December 31, 2018, due to paydowns in corporate lending, offset mostly by new residential loan origination in the Channel Islands and the UK.
Allowance for credit losses at June 30, 2019 totaled $24.1 million, a decrease of $1.0 million from year-end 2018. The movement was due to slightly lower general provisioning rates across several jurisdictions, which was partially offset by a few new specific provisions.
The loan portfolio represented 35.6% of total assets at June 30, 2019 (December 31, 2018: 37.5%), while loans as a percentage of customer deposits decreased from 42.9% at year-end 2018 to 40.7% at June 30, 2019. The decrease in both percentages are due principally to an increase in customer deposits at June 30, 2019.
As of June 30, 2019, the Bank had gross non-accrual loans of $55.9 million, representing 1.4% of total gross loans, a slight increase from the $48.7 million, or 1.2%, of total loans at year-end 2018. Net non-accrual loans were $39.1 million at June 30, 2019, equivalent to 1.0% of net loans. Butterfield continues to engage proactively with clients who experience financial difficulty.
Other real estate owned (“OREO”) decreased by $0.7 million to $4.7 million for the second quarter ended June 30, 2019, primarily as a result of sales transactions completed during the first quarter of 2019.
Investment in Securities
The investment portfolio was $4.5 billion at June 30, 2019, up $0.3 billion from December 31, 2018.
The investment portfolio was made up of high quality assets with 99.8% invested in A-or-better-rated securities. The investment yield decreased slightly from the previous quarter to 2.9% as at June 30, 2019. Total net unrealized gains were $34.2 million, compared to total net unrealized losses of $72.8 million at year-end 2018. The decrease in net unrealized losses is attributable largely to a decrease in longer-dated treasury rates during the second quarter of 2019.
Deposits
Average deposits were at $9.7 billion in the second quarter of 2019 compared to $9.1 billion in the fourth quarter of 2018. The cost of deposits increased 4 basis points from the previous quarter reflecting a relatively modest average customer rate increase in term deposit products.

Average Balance Sheet2

	For the three months ended
	June 30, 2019			March 31, 2019			June 30, 2018
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	2,265.5	8.2	1.46	2,441.2	9.9	1.65	2,348.0	7.9	1.36
Investment in securities	4,453.5	32.4	2.92	4,295.6	32.5	3.07	4,665.5	31.0	2.67
Trading	1.3	—	—	1.0	—	—	1.2	—	—
Available-for-sale	2,237.1	15.1	2.71	2,180.9	15.5	2.87	2,921.9	18.1	2.48
Held-to-maturity	2,215.1	17.3	3.13	2,113.7	17.0	3.27	1,742.4	12.9	2.98
Loans	4,012.8	56.7	5.67	4,055.0	56.7	5.67	3,957.6	53.7	5.44
Commercial	1,218.9	18.8	6.18	1,280.2	19.5	6.16	1,303.5	18.6	5.73
Consumer	2,793.9	38.0	5.45	2,774.8	37.3	5.45	2,654.1	35.1	5.30
Interest earning assets	10,731.8	97.4	3.64	10,791.8	99.2	3.73	10,971.1	92.7	3.39
Other assets	342.8		—	348.3		—	350.6		—
Total assets	11,074.7	97.4	3.53	11,140.1	99.2	3.61	11,321.8	92.7	3.28
Liabilities
Deposits	7,520.9	(10.2)	(0.55)	7,634.8	(9.2)	(0.49)	7,862.0	(3.6)	(0.18)
Securities sold under agreement to repurchase	—	—	—	—	—	—	1.8	—	(1.96)
Long-term debt	143.4	(2.0)	(5.56)	143.3	(2.0)	(5.71)	130.2	(1.7)	(5.25)
Interest bearing liabilities	7,664.3	(12.2)	(0.64)	7,778.1	(11.2)	(0.58)	7,994.1	(5.3)	(0.27)
Non-interest bearing current accounts	2,167.8		—	2,154.3		—	2,213.4		—
Other liabilities	307.1		—	274.8		—	302.8		—
Total liabilities	10,139.2	(12.2)	(0.48)	10,207.2	(11.2)	(0.44)	10,510.2	(5.3)	(0.20)
Shareholders’ equity	935.5		—	932.9		—	811.5		—
Total liabilities and shareholders’ equity	11,074.7		—	11,140.1		—	11,321.8		—
Non‑interest‑bearing funds net of non‑interest earning assets (free balance)	3,067.5			3,013.7			2,977.1
Net interest margin		85.2	3.18		88.0	3.31		87.4	3.20
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $93.6 billion and $25.8 billion, respectively at June 30, 2019, while assets under management were $5.1 billion at June 30, 2019. This compares with $96.1 billion, $24.5 billion and $4.8 billion, respectively, at December 31, 2018.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	June 30, 2019	March 31, 2019	June 30, 2018
Net income to common shareholders	38.6	52.1	49.7
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	—	(1.0)	(0.1)
Settlement loss on de-risking on a defined benefit plan	—	—	1.5
Total non-core (gains) losses	—	(1.0)	1.4
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs	11.3	—	—
Tax compliance review costs	—	—	0.1
Business acquisition costs	1.2	0.6	0.4
Total non-core expenses	12.5	0.6	0.6
Total non-core items	12.5	(0.4)	2.0
Core net income	51.1	51.7	51.7
Core net income attributable to common shareholders	51.1	51.7	51.7

Average common equity	905.7	893.4	833.5
Less: average goodwill and intangible assets	(73.0)	(74.9)	(83.0)
Average tangible common equity	832.7	818.5	750.4
Core earnings per share fully diluted	0.95	0.95	0.93
Return on common equity	17.1%	23.7%	23.9%
Core return on average tangible common equity	24.6%	25.6%	27.6%

Non-interest expenses	91.7	80.9	78.2
Less: non-core expenses	(12.5)	(0.6)	(0.6)
Less: amortization of intangibles	(1.2)	(1.3)	(1.3)
Core non-interest expenses before amortization of intangibles	78.0	79.0	76.3
Core revenue before other gains and losses and provision for credit losses	129.4	131.4	129.3
Core efficiency ratio	60.3%	60.1%	59.0%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Wednesday, July 24, 2019 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, the successful completion and integration of acquisitions (including the recently closed acquisition of ABN AMRO (Channel Islands) Limited) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: noah.fields@butterfieldgroup.com         E-mail: mark.johnson@butterfieldgroup.com